UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

July 27, 2017

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statements on Form F-3 (File No. 333-211232) and Form S-8 (File No. 333-168426) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This document includes portions from the previously published results announcement of Statoil ASA as of, and for the six months ended 30 June 2017, as revised to comply with the requirements of Item 10(e) of Regulation S-K regarding non-GAAP financial information promulgated by the U.S. Securities and Exchange Commission. This document does not update or otherwise supplement the information contained in the previously published results announcement.

2017 second quarter and first half results

Statoil reports net operating income of USD 3.2 billion in the second quarter of 2017. The net income was USD 1.4 billion.

The second quarter was characterised by:

•          Solid earnings and strong cash flow

•          Good operational performance and high regularity. Around 5% production growth [7] expected in 2017

•          Project deliveries and efficiency improvements on track

“Our solid financial results and strong cash flow are driven by good operational performance with high production efficiency and continued cost improvements. We expect to deliver around 5% production growth this year, and at the same time realise an additional one billion dollars in efficiencies,” says Eldar Sætre, President and CEO of Statoil ASA.

“Together with the supplier industry, we continue to make strong progress on project development and execution. Gina Krog has started production, and we are progressing Johan Sverdrup and other important projects like Aasta Hansteen, Mariner, Oseberg Vestflanken, Peregrino II, Dudgeon and Hywind. On the NCS, we have received approval for three new projects and submitted one additional plan for development,” says Sætre.

“So far this year we have drilled 14 exploration wells and made nine discoveries. Several of these can quickly be put into profitable production. Our exploration programme in the Barents Sea started with the Kayak discovery and gives us the opportunity to test several new prospects. We expect to drill around 30 exploration wells in 2017. Based on strict prioritisation and efficient drilling operations we are able to reduce our guidance for exploration spending this year to around 1.3 billion dollars,” says Sætre.

Net operating income was USD 3.244 billion in the second quarter compared to USD 0.180 billion in the same period of 2016. Higher prices for both oil and gas, solid operational performance with high production, a reversal of provisions in Angola of USD 0.754 billion and continued progress on improvement work contributed to the increase. Positive changes in fair value of derivatives in second quarter 2017, compared to negative changes of derivatives and higher impairments in 2016 added to the increase of net operating income in second quarter of 2017.

Net income was USD 1.436 billion in the second quarter, up from negative USD 0.302 billion in the same period last year.

Statoil delivered equity production of 1,996 mboe per day in the second quarter, an increase from 1,959 mboe per day in the same period in 2016. The increase was primarily due to strong operational performance, increased gas offtake and ramp-up of new fields. Excluding portfolio changes, the underlying production growth was 3% compared to the second quarter last year.

Exploration expenses in the quarter were USD 0.312 billion, down from USD 0.509 billion in the second quarter of 2016.

Cash flows provided by operating activities in the first half of 2017 amounted to USD 9.931 billion compared to USD 3.349 billion for the same period last year.

The board of directors has decided to maintain a dividend of USD 0.2201 per ordinary share for the second quarter and continue the scrip programme this quarter giving shareholders the option to receive the dividend in cash or newly issued shares in Statoil at a 5% discount.

The twelve-month average Serious incident frequency (SIF) was 0.8 for the twelve months ended 30 June 2017, compared to 0.7 in the same period a year ago.

Quarters			Change		First half
Q2 2017	Q1 2017	Q2 2016	Q2 on Q2		2017	2016	Change

3,244	4,250	180	>100%	Net operating income (USD million)	7,494	1,240	>100%
1,436	1,064	(302)	N/A	Net income (USD million)	2,500	309	>100%
1,996	2,146	1,959	2%	Total equity liquids and gas production (mboe per day) [4]	2,071	2,007	3%
44.5	48.9	39.4	13%	Group average liquids price (USD/bbl) [1]	46.7	33.9	38%

GROUP REVIEW

The second quarter financial results were reflected by higher prices and continued reductions in operational costs. Reduced provisions in the international business positively affected results.

Second quarter 2017

Total equity liquids and gas production [4] was 1,996 mboe per day in the second quarter of 2017, up 2% compared to second  quarter of 2016 mainly due to new production from start-up of new fields and lower level of planned maintenance activities. The increase was partially offset by divestments and expected natural decline.

Total entitlement liquids and gas production [3] was slightly up 1% to 1,836 mboe per day in the second quarter 2017 compared to 1,814 mboe per day in the second  quarter of 2016 due to the increase in equity production as described above, partially offset by negative effects from production sharing agreements (PSA)[4] and US royalties.  The effects from PSA and US royalties were 160 mboe per day in the second quarter of 2017 compared to 145 mboe per day in the second quarter of 2016.

Net operating income was USD 3,244 million in the second quarter of 2017, compared to net operating income of USD 180 million in the second quarter of 2016. The significant increase was primarily due to higher prices for gas, increased fair value of derivatives and higher revenues due to a reversal of provisions related to our operations in Angola of USD 754 million (see note 8 Provisions, commitments, contingent liabilities and contingent assets to the Financial statements). Higher liquids prices and reduced depreciation and exploration costs contributed to the increase.

In addition, net operating income was positively affected by changes in fair value of derivatives and inventory hedge contracts of USD 198 million, and negatively impacted by net impairment of signature bonus of USD 87 million.

In the second quarter of 2016, net operating income was negatively affected by changes in the fair value of derivatives of USD 342 million and net impairment charges of USD 275 million mainly related to a conventional offshore asset in the Gulf of Mexico, and was positively impacted by gain on sale of assets of USD 119 million.

Operating and administrative expenses increased by 2% to USD 2,210 million in the second quarter of 2017. The increase was mainly due to operating costs from new fields coming on stream. The increase was partially offset by divestment of assets, reduced transportation expenses and effects of the on-going cost improvement initiatives on operation and maintenance cost.

Depreciation, amortisation and net impairment losses decreased by 17% to USD 2,312 million in the second quarter of 2017 due to lower depreciation and impairments of assets. Depreciation decreased mainly because of increased proved reserves estimates, lower depreciation basis due to impairments of assets in previous periods and divestments. Production ramp-up and start-up of new fields partially offset the decrease in depreciation.

Exploration expenses decreased by USD 197 million to USD 312 million in the second quarter of 2017 mainly due to a lower portion of capitalised expenditures from earlier years being expensed this quarter and lower exploration activity.

Net financial items amounted to a gain of USD 44 million in the second  quarter of 2017, compared to a gain of USD 31 million in the second  quarter of 2016. The positive change of USD 13 million is mainly due to reversal of interest expense of USD 319 million previously provided for, due to resolved dispute related to Statoil’s participation offshore Angola for the years 2002 to 2016. This is mainly offset by loss on derivatives related to our long term debt portfolio of USD 88 million in second quarter 2017, compared to a gain of USD 161 million in second quarter 2016.

Income taxes were USD 1,852 million in the second quarter of 2017. The effective tax rate was 56,3%.

In the second quarter of 2016, income taxes were USD 513 million and the effective tax rate was more than 100%.

Please refer to note 5 Income tax to the condensed interim financial statements for information related to income taxes.

Quarters			Change	Condensed income statement under IFRS	First half
Q2 2017	Q1 2017	Q2 2016	Q2 on Q2	(unaudited, in USD million)	2017	2016	Change

14,935	15,528	10,895	37%	Total revenues and other income	30,463	21,010	45%

(6,857)	(6,466)	(5,251)	31%	Purchases [net of inventory variation]	(13,323)	(9,421)	41%
(2,210)	(2,642)	(2,172)	2%	Operating and administrative expenses	(4,852)	(4,667)	4%
(2,312)	(1,943)	(2,783)	(17%)	Depreciation, amortisation and net impairment losses	(4,255)	(4,822)	(12%)
(312)	(227)	(509)	(39%)	Exploration expenses	(539)	(860)	(37%)

3,244	4,250	180	>100%	Net operating income	7,494	1,240	>100%

44	(206)	31	40%	Net financial items	(162)	656	N/A

3,288	4,044	211	>100%	Income before tax	7,332	1,896	>100%

(1,852)	(2,980)	(513)	>100%	Income tax	(4,832)	(1,587)	>100%

1,436	1,064	(302)	N/A	Net income	2,500	309	>100%

Net income in the second  quarter of 2017 was USD 1,436 million, up from negative USD 302 million in the second  quarter of 2016. The increase was mainly due to the increase in net operating income and net financial items explained above, partially offset by higher income taxes.

Total cash flows were reduced by USD 603 million compared to the second quarter of 2016.

Cash flows provided by operating activities were increased by USD 2,818 million compared to the second quarter of 2016. The increase was mainly due to increased liquids and gas prices and a reduction in working capital in the current period compared to an increase in the second quarter of last year.

Cash flows used in investing activities were increased by USD 2,219 million compared to the second quarter of 2016. The increase was mainly due to financial investments made in the second quarter, partially offset by lower capital expenditures.

Cash flows used in financing activities were increased by USD 1,202 million compared to the second quarter of 2016. The increase was mainly due to decreased cash flow from collateral related to derivatives and two dividends in the second quarter of 2017 compared to one dividend in the second the quarter of 2016 (see note 7 Dividends to the Financial statements).

First half 2017

Net operating income was USD 7,494 million in the first half of 2017 compared to USD 1,240 million in the first half of 2016. The significant increase was primarily driven by higher prices for both liquids and gas and increased volumes of gas. Higher revenues due to reversal of provisions related to our operations Angola of USD 754 million, higher net impairment reversals and lower operational costs added to the increase.

In addition, net operating income in the first half of 2017 was positively impacted by changes in fair value of derivatives and inventory hedge contracts of USD 1,029 million and net reversal of impairments of USD 321 million. Net operating income was negatively impacted by losses from sale of assets of USD 388 million.

In the first half of 2016, net operating income was negatively impacted by changes in fair value of derivatives and inventory hedge contracts of USD 492 million, and positively impacted by gain on sale of assets of USD 119 million.

Operating and administrative expenses increased by 4% to USD 4,852 million in the first half of 2017 mainly due to losses from sale of assets of USD 388 million and higher expenses related to royalties and new fields coming on stream. The increases were partially offset by portfolio changes and reduced transportation cost.

Depreciation, amortisation and net impairment losses decreased by 12% to USD 4,255 million in the first half of 2017, due to lower depreciation and higher net reversal of impairments. Depreciation decreased mainly due to net increase in proved reserves estimates on several fields and lower depreciation basis due to impairments of assets in previous periods, partially offset by increased depreciation from start-up and ramp-up of new fields.

Exploration expenses decreased by 321 to USD 539 million in the first half of 2017, primarily due to a lower portion of expenditures capitalised in previous years being expensed in the first half of 2016. Lower exploration activity and less expensive wells drilled in the first half of 2017 added to the reduction, partially offset by a lower capitalisation rate.

Net financial items  amounted to a loss of USD 162 million in first half of 2017, compared to a gain of USD 656 million in the first half of 2016. The negative change of USD 818 million is mainly due to loss on derivatives related to our long term debt portfolio of USD 205 million in first half 2017, compared to a gain of USD 986 million in the first half of 2016. This is partly offset by reversal of interest expense of USD 319 million previously provided for, due to resolved dispute related to Statoil’s participation offshore Angola for the years 2002 to 2016.

Income taxes were USD 4,832 million in the first half of 2017, and the effective tax rate was 65,9%. Income taxes in the first half of 2016 were USD 1,587 million, and the effective tax rate was 83,7%.

Please refer to note 5 Income tax to the condensed interim financial statements for information related to income taxes.

Net income  in first half of 2017 was USD 2,500 million compared to USD 309 million in the first half of 2016. The increase was mainly due to the increase in net operating income explained above, partially offset by the negative change in net financial items explained above and higher income taxes.

Total cash flows increased by USD 1,788 million compared to the first half of 2016.

Cash flows provided by operating activities were increased by USD 6,582 million compared to the first half of 2016. The increase was mainly due to increased liquids and gas prices, and a reduction in working capital in the current period compared to an increase in the first half last year.

Cash flows used in investing activities were increased by USD 3,801 million compared to the first half of 2016. The increase was mainly due to financial investments, increased proceeds from sale of assets mainly related to the divestment of the Kai Kos Dehseh (KKD) oil sands projects in first quarter, partially offset by lower capital expenditures.

Cash flows used in financing activities  were increased by USD 993 million compared to the first half of 2016. The increase was mainly due to decreased cash flow from collateral related to derivatives, partially offset by decreased cash dividend due to two scrip dividends in the first half of 2017 compared to one scrip dividend and one non-scrip dividend in the first half of 2016 (see note 7 Dividends to the Financial statements).

OUTLOOK

•          Statoil intends to continue to mature its large portfolio of exploration assets and estimates a total exploration activity level of around USD 1.3 billion for 2017, excluding signature bonuses

•          Statoil expects to achieve an additional USD 1 billion in efficiency improvements in 2017 with a total of USD 4.2 billion

•          Statoil’s ambition is to keep the unit of production cost in the top quartile of its peer group

•          For the period 2016 – 2020, organic production growth [7] is expected to come from new projects resulting in around 3% CAGR (Compound Annual Growth Rate)

•     The organic production [7] for 2017 is estimated to be around 5% above the 2016 level)

•          Scheduled maintenance activity is estimated to reduce quarterly production by approximately 50 mboe per day in the third quarter of 2017. In total, maintenance is estimated to reduce equity production by around 30 mboe per day for the full fiscal year 2017

•          Indicative effects from Production Sharing Agreement (PSA) [4] and US royalties in 2017 are estimated to be around 150 mboe per day based on an oil price of USD 40 per barrel and 165 mboe per day based on an oil price of USD 70 per barrel

•          Deferral of production to create future value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the foregoing production guidance

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. For further information, see section Forward-Looking Statements.

DEVELOPMENT AND PRODUCTION NORWAY

Second quarter 2017 review

Average daily production of liquids and gas increased by 3% to 1,253 mboe per day in the second quarter of 2017 compared to the second quarter of 2016. The increase was mainly due to higher gas off-take at Oseberg and Troll, ramp up of new fields and high operational performance. Turnaround activity and natural decline on mature fields partially offset the increase.

Net operating income for Development and Production Norway (DPN) was USD 1,973 million in the second quarter of 2017 compared to USD 1,274 million in the second quarter of 2016. The increase was mainly due to the increase in gas price. In the second quarter of 2016, gain on sale of assets of USD 114 million related to the divestment of the Edvard Grieg field positively impacted net operating income.

Operating and administrative expenses increased in the second quarter of 2017 mainly due to a change in the internal allocation of gas transportation costs between DPN and MMP. This was partially offset by reduced field specific operating cost, the NOK/USD exchange rate development and portfolio changes.

Depreciation, amortisation and net impairment losses decreased mainly due to increased proved reserves for 2017 and the NOK/USD exchange rate development.

Exploration expenses decreased mainly due to lower exploration activity.

Quarters			Change	Income statement under IFRS	First half
Q2 2017	Q1 2017	Q2 2016	Q2 on Q2	(in USD million)	2017	2016	Change

3,861	4,694	3,229	20%	Total revenues and other income	8,556	6,568	30%

(701)	(726)	(613)	14%	Operating and administrative expenses	(1,427)	(1,330)	7%
(1,090)	(658)	(1,217)	(10%)	Depreciation, amortisation and net impairment losses	(1,749)	(2,444)	(28%)
(97)	(70)	(126)	(23%)	Exploration expenses	(167)	(195)	(14%)

1,973	3,241	1,274	55%	Net operating income	5,214	2,598	>100%

First half 2017

Net operating income for DPN was USD 5,214 million in the first half of 2017 compared to USD 2,598 million in the first half of 2016. The increase was primarily driven by increased liquids and gas prices.

Net impairment reversals of USD 433 million positively impacted net operating income in the first half of 2017. Gain from sale of asset of USD 114 million positively impacted net operating income in the first half of 2016.

Total revenues and other income increased in the first half of 2017 compared to the first half of 2016, primarily driven by increased liquids and gas prices. In the first half of 2016, gain from sale of asset of USD 114 million positively impacted revenues and other income.

Operating and administrative expenses  increased in the first half of 2017 mainly as a result of a change in the internal allocation of gas transportation costs between DPN and MMP. This also increased the revenues due to a higher transfer price. The increase in operating and administrative expenses was partially offset by reduction in field specific operating costs and portfolio changes.

Depreciation, amortisation and net impairment losses decreased in first half of 2017 mainly due to net impairment reversal of USD 433 million and increased proved reserves on several fields.

Exploration expenses decreased mainly due to lower exploration activity.

DEVELOPMENT AND PRODUCTION INTERNATIONAL

Second quarter 2017 review

Average equity production of liquids and gas decreased by 1% to 743 mboe per day in the second quarter of 2017 compared to the second quarter of 2016. The decrease was driven by the divestments of the Canadian oil sands activities and West Virginia operated Marcellus properties in addition to expected natural decline on several fields. This was partially offset by ramp-up and additional wells particularly on various fields in GoM and Marcellus Utica as well as lower effect from planned turnarounds.

Average daily entitlement production of liquids and gas decreased by 3% to 583 mboe per day in the second quarter of 2017 compared to the second quarter of 2016. The decrease was due to lower equity production and negative effects from production sharing agreements (PSA) [4] and US royalties. The effects from PSA and US royalties were 160 mboe per day in the second quarter of 2017 compared to 145 mboe per day in the second quarter of 2016.

Net operating income for Development and Production International (DPI) was positive USD 764 million in the second quarter of 2017 compared to negative USD 839 million in the second quarter of 2016. The positive development was mainly due to increased revenues due to a reversal of provisions related to our operations in Angola of USD 754 million, see note 8 Provisions to the Financial statements. Higher realised oil and gas prices and lower exploration and depreciation expenses, added to the increase.

In addition, net operating income was negatively impacted by net impairments of USD 87 million. In the second quarter of 2016, net operating income was negatively impacted by net impairments of USD 275 million.

Operating and administrative expenses  decreased slightly mainly due to portfolio changes, partially offset by increased royalty and transportation expenses.

Depreciation, amortisation and net impairment losses  decreased primarily due to lower impairments and lower depreciation due to higher reserves estimates. This was partially offset by increased depreciation from production ramp-up of new fields.

Exploration expenses  decreased in the second quarter of 2017 mainly due to a lower portion of capitalised expenditures from earlier years being expensed this quarter. Lower exploration activity in the second quarter of 2017 further reduced the cost.

Quarters			Change	Income statement under IFRS	First half
Q2 2017	Q1 2017	Q2 2016	Q2 on Q2	(in USD million)	2017	2016	Change

2,744	2,167	1,643	67%	Total revenues and other income	4,911	2,782	77%

(1)	(4)	(3)	(59%)	Purchases [net of inventory variation]	(5)	(5)	(7%)
(638)	(982)	(642)	(1%)	Operating and administrative expenses	(1,620)	(1,267)	28%
(1,126)	(1,184)	(1,455)	(23%)	Depreciation, amortisation and net impairment losses	(2,310)	(2,157)	7%
(215)	(157)	(383)	(44%)	Exploration expenses	(372)	(665)	(44%)

764	(161)	(839)	N/A	Net operating income	604	(1,312)	N/A

First half 2017

Net operating income for DPI was positive USD 604 million in the first half of 2017 compared to negative USD 1,312 million in the first half of 2016. The positive development was mainly due to higher realised oil and gas prices and increased revenues due to reversal of provisions related to our operations in Angola of USD 754 million, in addition to lower exploration expenses and operating expenses. In addition, net operating income in the first half of 2017 was negatively impacted by losses from sale of assets of USD 388 million and net impairments of assets of USD 113 million. In the first half of 2016, net operating income was positively impacted by net reversal of impairments of USD 39 million.

Total revenues and other income increased mainly due to higher realised oil and gas prices and reversal of provisions related to Angola of USD 754 million.

Operating and administrative expenses  increased primarily due to losses from sale of assets of USD 388 million and higher royalties and transportation expenses. The increases were partially offset by reduced cost due to portfolio changes and reduced provisions for future asset retirement costs.

Depreciation, amortisation and net impairment losses increased due to higher net reversal of impairment of assets in first half 2016. Depreciation remained at the same level with increases driven by  production ramp-up from new fields partially offset by higher reserves estimates.

Exploration expenses decreased mainly due to a lower portion of capitalised expenditures from earlier years being expensed this year. Lower exploration activity, lower impairments and less expensive wells drilled in the first half of 2017 further reduced the cost, partially offset by lower capitalisation rate.

MARKETING, MIDSTREAM AND PROCESSING

Second quarter 2017 review

Natural gas sales volumes amounted to 13.3 billion standard cubic meters (bcm) in the second quarter of 2017, up 6% compared to the second quarter of 2016. The increase was due to higher Statoil entitlement production mainly on the Norwegian continental shelf. Entitlement gas was 12.3 bcm in the second quarter of 2017 compared to 10.8 bcm in the second quarter of 2016.

Average invoiced European natural gas sales price [8] was marginally increased in the second quarter of 2017 compared to the second quarter of 2016. Average invoiced North American piped gas sales price [8] increased by 65%, mainly due to a general increase in Henry Hub prices.

Net operating income for Marketing, Midstream and Processing (MMP) was USD 443 million compared to negative USD 20 million in the second quarter of 2016. Net operating income was positively impacted by changes in fair value of derivatives and market value of storage and physical contracts, with a combined effect of USD 205 million.  In the second quarter of 2016, net operating income was negatively impacted by changes in fair value of derivatives of USD 391 million.

Total revenues and other income was positively impacted by changes in fair value of derivatives and market value of storage and physical contracts, with a combined effect of USD 205 million in addition to increased result from processing, mainly due to refinery turnaround activity in second quarter of 2016 as well as higher margins. This was partially offset by lower results from liquids trading and reduced margins from US gas trading. The second quarter of 2016 was negatively impacted by changes in fair value of derivatives of USD 391 million.

Operating and administrative expenses decreased mainly due to a change in the internal allocation of gas transportation costs between MMP and DPN in addition to lower crude oil transportation cost.

Quarters			Change	Income statement under IFRS	First half
Q2 2017	Q1 2017	Q2 2016	Q2 on Q2	(in USD million)	2017	2016	Change

13,801	15,062	10,586	30%	Total revenues and other income	28,863	20,520	41%

(12,371)	(12,747)	(9,471)	31%	Purchases [net of inventory variation] [6]	(25,117)	(17,956)	40%
(918)	(963)	(1,053)	(13%)	Operating and administrative expenses	(1,880)	(2,127)	(12%)
(70)	(73)	(82)	(15%)	Depreciation, amortisation and net impairment losses	(143)	(155)	(7%)

443	1,279	(20)	N/A	Net operating income	1,722	283	>100%

First half 2017

Net operating income for MMP was USD 1,722 million in the first half of 2017 compared to USD 283 million in the first half of 2016. The increase was mainly driven by higher marketing margins and increased result from processing compared to the first half of 2016. Lower trading results from liquids partially offset the increase. In addition, changes in fair value of derivatives of USD 644 million and change in market value of storage and future physical contracts of USD 349 million positively impacted net operating income. Net operating income in the first half of 2016 was negatively impacted by changes in fair value of derivatives of USD 360 million and changes in the market value of storage and future physical contracts of USD 187 million. The decrease in the first half of 2016 was partially offset by gain on operational storage of USD 134 million.

Total revenues and other income increased primarily driven by higher liquids and gas prices, positive impact from changes in fair value of derivatives and market value of storage and future physical contracts, higher marketing margins and increased result from processing. Lower trading results from liquids partially offset the increase.

Purchases [net of inventory variation] increased due to higher liquids and gas prices.

Operating and administrative expenses  decreased mainly due to a change in the internal allocation of gas transportation cost between MMP and DPN.

CONDENSED INTERIM FINANCIAL STATEMENTS

Second quarter 2017

CONSOLIDATED STATEMENT OF INCOME

Quarters				First half		Full year
Q2 2017	Q1 2017	Q2 2016	(unaudited, in USD million)	2017	2016	2016

14,862	15,468	10,814	Revenues	30,331	20,901	45,688
66	57	(46)	Net income from equity accounted investments	123	(26)	(119)
7	3	127	Other income	9	135	304

14,935	15,528	10,895	Total revenues and other income	30,463	21,010	45,873

(6,857)	(6,466)	(5,251)	Purchases [net of inventory variation]	(13,323)	(9,421)	(21,505)
(2,046)	(2,418)	(2,020)	Operating expenses	(4,465)	(4,267)	(9,025)
(163)	(224)	(152)	Selling, general and administrative expenses	(387)	(400)	(762)
(2,312)	(1,943)	(2,783)	Depreciation, amortisation and net impairment losses	(4,255)	(4,822)	(11,550)
(312)	(227)	(509)	Exploration expenses	(539)	(860)	(2,952)

3,244	4,250	180	Net operating income	7,494	1,240	80

44	(206)	31	Net financial items	(162)	656	(258)

3,288	4,044	211	Income before tax	7,332	1,896	(178)

(1,852)	(2,980)	(513)	Income tax	(4,832)	(1,587)	(2,724)

1,436	1,064	(302)	Net income	2,500	309	(2,902)

1,433	1,062	(307)	Attributable to equity holders of the company	2,495	300	(2,922)
3	2	5	Attributable to non-controlling interests	5	9	20

0.44	0.33	(0.10)	Basic earnings per share (in USD)	0.77	0.09	(0.91)
0.44	0.33	(0.10)	Diluted earnings per share (in USD)	0.77	0.09	(0.91)
3,238	3,236	3,181	Weighted average number of ordinary shares outstanding (in millions)	3,237	3,181	3,195

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters					First half	Full year
Q2 2017	Q1 2017	Q2 2016	(unaudited, in USD million)	2017	2016	2016

1,436	1,064	(302)	Net income	2,500	309	(2,902)

(38)	78	36	Actuarial gains (losses) on defined benefit pension plans	39	(185)	(503)
11	(20)	(9)	Income tax effect on income and expenses recognised in OCI	(8)	51	129
(27)	58	27	Items that will not be reclassified to the Consolidated statement of income	31	(134)	(374)

667	437	(483)	Currency translation adjustments	1,104	874	17
(39)	(10)	(89)	Net gains (losses) from available for sale financial assets	(48)	(0)	(0)
(9)	0	0	Share of OCI from equity accounted investments	(9)	0	0
619	428	(572)	Items that may be subsequently reclassified to the Consolidated statement of income	1,047	874	17

592	486	(545)	Other comprehensive income	1,077	740	(357)

2,028	1,550	(847)	Total comprehensive income	3,577	1,049	(3,259)

2,025	1,548	(852)	Attributable to the equity holders of the company	3,573	1,040	(3,279)
3	2	5	Attributable to non-controlling interests	5	9	20

CONSOLIDATED BALANCE SHEET

	At 30 June	At 31 March	At 31 December	At 30 June
(unaudited, in USD million)	2017	2017	2016	2016

ASSETS
Property, plant and equipment	61,616	60,109	59,556	63,950
Intangible assets	9,271	9,235	9,243	9,105
Equity accounted investments	2,230	2,344	2,245	2,096
Deferred tax assets	2,245	2,248	2,195	1,842
Pension assets	921	933	839	1,202
Derivative financial instruments	1,829	1,746	1,819	3,466
Financial investments	2,768	2,565	2,344	2,428
Prepayments and financial receivables	890	907	893	940

Total non-current assets	81,769	80,087	79,133	85,029

Inventories	2,882	3,150	3,227	3,351
Trade and other receivables	6,991	7,013	7,839	5,894
Derivative financial instruments	271	254	492	374
Financial investments	13,500	10,118	8,211	9,220
Cash and cash equivalents	5,083	7,135	5,090	6,761

Total current assets	28,727	27,670	24,859	25,601

Assets classified as held for sale	0	0	537	407

Total assets	110,496	107,757	104,530	111,037

EQUITY AND LIABILITIES
Shareholders' equity	37,882	36,618	35,072	40,200
Non-controlling interests	29	28	27	39

Total equity	37,911	36,647	35,099	40,239

Finance debt	26,669	27,289	27,999	29,869
Deferred tax liabilities	7,619	7,243	6,427	7,184
Pension liabilities	3,526	3,425	3,380	3,237
Provisions	14,295	13,528	13,406	13,993
Derivative financial instruments	1,114	1,437	1,420	1,167

Total non-current liabilities	53,224	52,922	52,633	55,449

Trade, other payables and provisions	8,442	9,049	9,665	8,766
Current tax payable	4,253	3,746	2,184	2,343
Finance debt	5,508	4,500	3,674	3,307
Dividends payable	721	712	712	704
Derivative financial instruments	436	180	508	225

Total current liabilities	19,361	18,188	16,743	15,344

Liabilities directly associated with the assets classified as held for sale	0	0	54	4

Total liabilities	72,585	71,110	69,430	70,798

Total equity and liabilities	110,496	107,757	104,530	111,037

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Available for sale financial assets	OCI from equity accounted investments	Shareholders' equity	Non-controlling interests	Total equity

At 31 December 2015	1,139	5,720	38,693	(5,281)	(0)	0	40,271	36	40,307
Net income for the period			300				300	9	309
Other comprehensive income			(134)	874	(0)	0	740		740
Total comprehensive income									1,049
Dividends	6	287	(1,404)				(1,111)		(1,111)
Other equity transactions		0	(0)				0	(7)	(6)

At 30 June 2016	1,145	6,007	37,455	(4,407)	(0)	0	40,200	39	40,239

At 31 December 2016	1,156	6,607	32,573	(5,264)	(0)	0	35,072	27	35,099
Net income for the period			2,495				2,495	5	2,500
Other comprehensive income			31	1,104 2)	(48)	(9)	1,077		1,077
Total comprehensive income									3,577
Dividends1)	12	666	(1,438)				(761)		(761)
Other equity transactions		(3)	(0)				(3)	(2)	(5)

At 30 June 2017	1,168	7,270	33,661	(4,160)	(48)	(9)	37,882	29	37,911

1)     For more information, see note 7 Dividends.

2)     Currency translation adjustments year to date includes USD 294 million directly associated with the sale of interest in Kai Kos Dehseh (KKD) oil sands project. See note 3 Acquisitions and disposals.

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters				First half		Full year
Q2 2017	Q1 2017	Q2 2016	(unaudited, in USD million)	2017	2016	2016

3,288	4,044	211	Income before tax	7,332	1,896	(178)

2,312	1,943	2,783	Depreciation, amortisation and net impairment losses	4,255	4,822	11,550
94	38	191	Exploration expenditures written off	132	332	1,800
(129)	(78)	157	(Gains) losses on foreign currency transactions and balances	(207)	(457)	(137)
13	383	(113)	(Gains) losses on sales of assets and businesses	396	(118)	(110)
(779)	(21)	113	(Increase) decrease in other items related to operating activities1) 4)	(801)	826	1,076
(167)	(1)	(233)	(Increase) decrease in net derivative financial instruments1)	(167)	(759)	1,307
72	70	86	Interest received	141	154	280
(139)	(134)	(169)	Interest paid	(273)	(284)	(548)

4,565	6,243	3,026	Cash flows provided by operating activities before taxes paid and working capital items	10,808	6,412	15,040

(1,119)	(608)	(1,597)	Taxes paid	(1,727)	(2,341)	(4,386)

516	334	(284)	(Increase) decrease in working capital1)	850	(722)	(1,620)

3,962	5,970	1,144	Cash flows provided by operating activities	9,931	3,349	9,034

(2,346)	(2,377)	(2,896)	Capital expenditures and investments2)	(4,724)	(5,716)	(12,191)
(3,005)	(1,846)	(244)	(Increase) decrease in financial investments	(4,851)	207	877
19	1	91	(Increase) decrease in other items interest bearing	20	114	107
74	303	10	Proceeds from sale of assets and businesses	377	19	761

(5,258)	(3,919)	(3,039)	Cash flows used in investing activities	(9,177)	(5,376)	(10,446)

(0)	0	(0)	New finance debt	0	(0)	1,322
(5)	(5)	(168)	Repayment of finance debt	(11)	(171)	(1,072)
(728)	(0)	(404)	Dividend paid	(728)	(1,101)	(1,876)
(226)	(34)	814	Net current finance debt and other	(260)	1,266	(333)

(960)	(40)	242	Cash flows provided by (used in) financing activities	(999)	(6)	(1,959)

(2,256)	2,011	(1,653)	Net increase (decrease) in cash and cash equivalents	(245)	(2,033)	(3,371)

211	28	(131)	Effect of exchange rate changes on cash and cash equivalents	239	165	(152)
7,128	5,090	8,530	Cash and cash equivalents at the beginning of the period (net of overdraft)	5,090	8,613	8,613

5,083	7,128	6,746	Cash and cash equivalents at the end of the period (net of overdraft)3)	5,083	6,746	5,090

1)     (Increase) decrease in items under operating activities include currency effects.

2)     At 30 June 2016, Capital expenditures and investments includes USD 64 million related to acquisition of additional shares in Lundin Petroleum AB.

3)     At 30 June 2017, net overdrafts were zero. At 31 December 2016, net overdrafts were zero and at 30 June 2016 cash and cash equivalents included a net overdraft of USD 16 million.

4)     The reversal of the provision related to profit oil and interest expense relate to Block 4, Block 15, Block 17 and Block 31 offshore Angola of USD 1 073 million has no cash effect and is excluded from Cash flow provided by operating activity. Reference is made to Note 8 Provisions, commitments, contingent liabilities and contingent assets for more information.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

General information and organisation

Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Statoil group’s (Statoil) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA).

All Statoil's oil and gas activities and net assets on the Norwegian continental shelf are owned by Statoil Petroleum AS, a 100% owned operating subsidiary of Statoil ASA. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's Condensed interim financial statements for the three and six month periods ended 30 June 2017 were authorised for issue by the board of directors on 26 July 2017.

Basis of preparation

These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these Condensed interim financial statements is included in Statoil`s Consolidated annual financial statements for 2016.

With effect from 1 January 2017, Statoil presents net interest costs related to its defined benefit pension plans within Net financial items. These expenses were previously included in the Consolidated statement of income as part of pension cost within net operating income. The policy change better aligns the classification of the interest costs with their nature, as the benefit plan is closed to new members and now increasingly represents a financial exposure to Statoil. The change in presentation also impacts the gain or loss from changes in the fair value of Statoil’s notional contribution pension plans. The impact on the net operating income at implementation and for comparative periods presented in these Condensed interim financial statements is immaterial, and prior periods’ figures have consequently not been restated.

There have been no other changes to significant accounting policies in the first half of 2017 compared to the Consolidated annual financial statements for 2016.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

Statoil’s operations are managed through the following operating segments: Development and Production Norway (DPN), Development and Production USA (DPUSA), Development and Production International (DPI), Marketing, Midstream and Processing (MMP), New Energy Solutions (NES), Technology, Projects and Drilling (TPD) and Global Strategy and Business Development (GSB).

Statoil reports its business through reporting segments which correspond to the operating segments for DPN and MMP. The operating segments DPUSA and DPI have been aggregated into one reporting segment, Development and Production International. This aggregation has its basis in similar economic characteristics, the nature of products, services and production processes, the type and class of customers, the methods of distribution and regulatory environment. The operating segments NES, GSB, TPD and corporate staffs and support functions constituting our “Other” reporting segment.

The eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the second quarter of 2017 and 2016 is presented below. The reported measure of segment profit is net operating income.  Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. The line item additions to PP&E, intangibles and equity accounted investments exclude movements related to changes in asset retirement obligations.

Second quarter 2017	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(in USD million)

Revenues third party and other income	10	1,092	13,759	8	0	14,869
Revenues inter-segment	3,789	1,655	30	0	(5,474)	0
Net income from equity accounted investments	63	(2)	12	(7)	0	66

Total revenues and other income	3,861	2,744	13,801	2	(5,474)	14,935

Purchases [net of inventory variation]	(0)	(1)	(12,371)	(0)	5,515	(6,857)
Operating and SG&A expenses	(701)	(638)	(918)	(56)	103	(2,210)
Depreciation, amortisation and net impairment losses	(1,090)	(1,126)	(70)	(26)	0	(2,312)
Exploration expenses	(97)	(215)	0	0	0	(312)

Net operating income	1,973	764	443	(80)	143	3,244

Additions to PP&E, intangibles and equity accounted investments	1,302	1,052	78	33	0	2,465

Second quarter 2016	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(in USD million)

Revenues third party and other income	199	160	10,575	8	0	10,941
Revenues inter-segment	3,031	1,525	2	2	(4,560)	(0)
Net income from equity accounted investments	0	(42)	10	(14)	0	(46)

Total revenues and other income	3,229	1,643	10,586	(4)	(4,560)	10,895

Purchases [net of inventory variation]	0	(3)	(9,471)	(0)	4,222	(5,251)
Operating and SG&A expenses	(613)	(642)	(1,053)	(49)	185	(2,172)
Depreciation, amortisation and net impairment losses	(1,217)	(1,455)	(82)	(29)	0	(2,783)
Exploration expenses	(126)	(383)	0	(0)	0	(509)

Net operating income	1,274	(839)	(20)	(81)	(153)	180

Additions to PP&E, intangibles and equity accounted investments	2,741	1,080	163	191	0	4,175

First half 2017	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(in USD million)

Revenues third party and other income	74	1,435	28,806	24	0	30,340
Revenues inter-segment	8,381	3,469	34	0	(11,884)	0
Net income from equity accounted investments	101	7	23	(7)	0	123

Total revenues and other income	8,556	4,911	28,863	17	(11,884)	30,463

Purchases [net of inventory variation]	0	(5)	(25,117)	(0)	11,799	(13,323)
Operating and SG&A expenses	(1,427)	(1,620)	(1,880)	(123)	198	(4,852)
Depreciation, amortisation and net impairment losses	(1,749)	(2,310)	(143)	(53)	0	(4,255)
Exploration expenses	(167)	(372)	0	0	0	(539)

Net operating income	5,214	604	1,722	(159)	113	7,494

Additions to PP&E, intangibles and equity accounted investments	2,607	1,952	146	158	0	4,863

Balance sheet information
Equity accounted investments	1,143	232	127	727	0	2,230
Non-current segment assets	29,814	36,155	4,555	363	0	70,887
Non-current assets, not allocated to segments						8,653

Total non-current assets						81,769

First half 2016	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
(in USD million)

Revenues third party and other income	220	297	20,483	35	0	21,036
Revenues inter-segment	6,347	2,525	14	0	(8,887)	(0)
Net income from equity accounted investments	0	(40)	23	(8)	0	(26)

Total revenues and other income	6,568	2,782	20,520	27	(8,887)	21,010

Purchases [net of inventory variation]	0	(5)	(17,956)	(0)	8,539	(9,421)
Operating and SG&A expenses	(1,330)	(1,267)	(2,127)	(151)	208	(4,667)
Depreciation, amortisation and net impairment losses	(2,444)	(2,157)	(155)	(66)	0	(4,822)
Exploration expenses	(195)	(665)	0	0	0	(860)

Net operating income	2,598	(1,312)	283	(190)	(140)	1,240

Additions to PP&E, intangibles and equity accounted investments	3,975	2,096	279	309	0	6,660

Balance sheet information
Equity accounted investments	1,205	410	127	355	0	2,096
Non-current segment assets	29,749	38,321	4,421	564	0	73,055
Non-current assets, not allocated to segments						9,878

Total non-current assets						85,029

In the DPI segment, revenues are impacted by a release of a provision of USD 754 million. See note 8 Provisions, commitments, contingent liabilities and contingent assets.

As of 30 June 2017, the 9.67% ownership share in the heavy oil project Petrocedeño in Venezuela in the DPI segment has been reclassified from an equity accounted investment to a non-current financial investment. Change in classification had no significant impact on the Consolidated statement of income, but Statoil will as of this date stop including production and reserves from Petrocedeño in financial reporting.

In the first quarter of 2017, Statoil recognised an impairment reversal of USD 439 million in the DPN segment related to reduced cost estimates of a Norwegian continental shelf development asset. In addition, a loss of USD 351 million was recognised on the divestment of the Kai Kos Dehseh (KKD) oil sands project in the DPI segment.

See note 3 Acquisitions and disposals for information on transactions impacting the DPI segment.

See note 6 Property, plant and equipment and intangible assets for further information on impairments.

Revenues by geographic areas

When attributing the line item revenues third party and other income to the country of the legal entity executing the sale for the first half of 2017, Norway constitutes 73% and the US constitutes 17%.

Non-current assets by country

	At 30 June	At 31 March	At 31 December	At 30 June
(in USD million)	2017	2017	2016	2016

Norway	33,575	32,285	31,484	33,399
US	18,440	18,293	18,223	20,054
Brazil	5,242	5,251	5,308	3,473
UK	3,660	3,352	3,108	2,960
Angola	3,323	3,553	3,884	5,022
Canada	1,623	1,524	1,494	2,449
Azerbaijan	1,304	1,312	1,326	1,373
Algeria	1,244	1,271	1,344	1,437
Other countries	4,706	4,847	4,873	4,984

Total non-current assets1)	73,116	71,689	71,043	75,151

1)     Excluding deferred tax assets, pension assets, non-current financial assets and assets classified as held for sale.

3 Acquisitions and disposals

Sale of interest in Kai Kos Dehseh

In the first quarter of 2017 Statoil closed an agreement, entered in December 2016, with Athabasca Oil Corporation to divest its 100% interest in Kai Kos Dehseh (KKD) oil sands. The total consideration consisted of cash consideration of CAD 431 million (USD 328 million), 100 million common shares in Athabasca Oil Corporation (which is accounted for as an available for sale financial investment) and a series of contingent payments. The shares and the contingent consideration were measured at a combined fair value of CAD 185 million (USD 142 million) on the closing date. A loss on the transaction of USD 351 million has been recognised as operating expense and includes a reclassification of accumulated foreign exchange losses, previously recognised in other comprehensive income. The transaction was closed on 31 January 2017, and is reflected in the Development and Production International (DPI) segment.

4 Financial items

Quarters				First half		Full year
Q2 2017	Q1 2017	Q2 2016	(in USD million)	2017	2016	2016

(21)	86	(72)	Net foreign exchange gains (losses)	65	(64)	(120)
85	182	200	Interest income and other financial items	267	248	436
(88)	(117)	161	Derivative financial instruments gains (losses)	(205)	986	470
68 1)	(357)	(258)	Interest and other finance expenses	(289)1)	(513)	(1,043)

44	(206)	31	Net financial items	(162)	656	(258)

1)       Includes an income of USD 319 million related to a release of a provision. See note 8 Provisions, commitments, contingent liabilities and contingent assets.

Statoil has a US Commercial paper programme available with a limit of USD 5 billion of which USD 499 million has been utilised as of 30 June 2017.

5 Income tax

Quarters				First half		Full year
Q2 2017	Q1 2017	Q2 2016	(in USD million)	2017	2016	2016

3,288	4,044	211	Income before tax	7,332	1,896	(178)
(1,852)	(2,980)	(513)	Income tax	(4,832)	(1,587)	(2,724)
56.3%	73.7%	>100%	Equivalent to a tax rate of	65.9%	83.7%	>(100%)

The tax rate for the second quarter of 2017 and for the first half of 2017 was primarily influenced by the agreement with the Angolan Ministry of Finance related to Statoil’s participation in several blocks offshore Angola as described in note 8 Provisions, commitments, contingent liabilities and contingent assets.

The tax rate for the first half of 2017 was also influenced by a loss related to the sale of interest in the Kai Kos Dehseh (KKD) oil sand project.

The tax rate for the second quarter of 2016 and for the first half of 2016 was primarily influenced by impairments and losses recognised in countries with lower than average tax rates or unrecognised deferred tax assets. This was partially offset by low effective tax rate on income from the Norwegian continental shelf caused by higher effect of uplift deduction and the tax exempted sale of interest in the Edvard Grieg field, and currency effects in entities that are taxable in other currency than the functional currency.

The tax rate for the first half of 2016 was also influenced by deferred tax assets written off within Development and Production International segment, due to uncertainty related to future taxable income.

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets

Balance at 31 December 2016	59,556	9,243
Additions	5,103	239
Transfers	111	(111)
Disposals	(42)	(3)
Expensed exploration expenditures and impairment losses	-	(132)
Depreciation, amortisation and net impairment losses	(4,250)	(6)
Effect of foreign currency translation adjustments	1,137	41

Balance at 30 June2017	61,616	9,271

Impairments/reversal of impairments

For information on impairment losses and reversals per reporting segment see note 2 Segments.

First half 2017	Property, plant and equipment	Intangible assets	Total
(in USD million)

Producing and development assets	(433)	0	(433)
Acquisition costs related to oil and gas prospects	-	113	113

Total net impairment losses (reversals) recognised	(433)	113	(320)

The impairment charges have been recognised in the Consolidated statement of income as depreciation, amortisation and net impairment losses and exploration expenses based on the impaired assets’ nature of property, plant and equipment and intangible assets, respectively.

The recoverable amount of assets tested for impairment was based on Value in Use (VIU) estimates on the basis of internal forecasts on costs, production profiles and commodity prices.

7 Dividends

In May 2016, Statoil’s general assembly approved the introduction of a two-year scrip dividend programme, commencing from the fourth quarter 2015. In May 2017, Statoil’s general assembly approved the continuation of the two-year scrip programme through the third quarter 2017. As part of the scrip dividend programme, eligible shareholders and holders of American Depositary Receipts (ADR) can elect to receive their dividend in the form of new ordinary Statoil shares and ADR holders in the form of American Depositary Shares (ADS). The subscription price for the dividend shares will have a discount compared to the volume-weighted average price on Oslo Børs (OSE) of the last two trading days of the subscription period for each quarter. For all dividends approved from the fourth quarter of 2015 to first quarter 2017, the discount has been set at 5%.

A dividend of USD 0.2201 has been approved for both the third and fourth quarter of 2016 and for the first quarter of 2017. Dividends for third and fourth quarter 2016 were paid in the second quarter of 2017. For the first quarter dividend, the Statoil share will trade ex-dividend on Oslo Børs 9 August and 8 August for ADR holders on New York Stock Exchange. Record date will be 10 August and payment date will be around
22 September 2017.

On July 26, the board of directors resolved to declare a dividend for the second quarter of 2017 of USD 0.2201 per share, with a discount of 5% on new shares issued through the scrip dividend programme. The Statoil share will trade ex-dividend 1 November on Oslo Børs and for
ADR holders on New York Stock Exchange. Record date will be 2 November and payment date will be around 15 December.

Dividends

		First half		Full year
	Q2 2017	2017	Q2 2016	2016

Dividends paid in cash (in USD million)	728	728	404	1,876
USD per share or ADS	0.4402	0.4402	0.2201	0.8804
NOK per share	3.7168	3.7168	1.8109	7.3364

Scrip dividends (in USD million)	678	678	293	904
Number of shares issued (in million)	41.8	41.8	18.3	56.4

Total dividends	1,406	1,406	697	2,780

8 Provisions, commitments, contingent liabilities and contingent assets

In April 2017, a federal judge granted an injunction request to suspend the assignment to Statoil of Petróleo Brasileiro S.A.’s (“Petrobras”) 66% operated interest in the Brazilian offshore license BM-S-8, in a class action suit filed by the Union of Workers of Oil Tankers of Sergipe (Sindipetro) against Petrobras, Statoil, and ANP - the Brazilian Regulatory Agency (“the defendants”). The suit seeks the annulment of Petrobras’ sale of the interest in BM-S-8 to Statoil, which was closed in November 2016. On 2 May 2017, the injunction was suspended by the President of the Federal Regional Court. The suspension of the injunction is appealable. The main issue will be examined in the Brazilian federal court system in due course. Statoil believes the defendants’ position to be strong in upholding the validity of Statoil’s ownership. At the end of second quarter 2017 the acquired interest remains in Statoil’s balance sheet as intangible assets of the DPI segment. For further information about Statoil’s acquisition, reference is made to the 2016 Consolidated annual financial statements note 4 Acquisitions and disposals.

In June 2017 Statoil signed an agreement with the Angolan Ministry of Finance which resolves the dispute over how to allocate profit oil and assess petroleum income tax (PIT) related to Statoil’s participation in Block 4, Block 15, Block 17 and Block 31 offshore Angola for the years 2002 to 2016. For further information about the dispute, reference is made to information in Note 23 Other commitments, contingent liabilities and contingent assets in Statoil’s Consolidated annual financial statements for 2016. In accordance with the agreement, Statoil in July 2017 has paid in full and final settlement an additional PIT amount to Angola related to the prior reporting periods. The agreement also leads to a certain increase in Norwegian taxes payable. In addition to taxes previously provided for in the Consolidated financial statements related to the dispute, the second quarter current income tax expense reflects USD 117 million payable in Angola and Norway. Based on the agreement, profit oil and interest expense amounts previously provided for in the current portion of provisions related to claims and litigation have been reversed in the second quarter. USD 754 million has been reflected as revenue in the DPI segment, while USD 319 million has been reflected as interest expense reduction under Net financial items in the Consolidated statement of income. The net effect on the second quarter Consolidated statement of income consequently is USD 956 million.

During the normal course of its business Statoil is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined now. Statoil has provided in its condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

9 Subsequent events

Statoil ASA and Queiroz Galvão Exploração e Produção (“QGEP”) have signed an agreement for Statoil to acquire QGEP’s 10% interest in the BM-S-8 licence in Brazil’s Santos basin. The additional 10% equity will increase Statoil’s operated interest in the licence from 66% to 76%. The total consideration for the transaction is USD 379 million. Half of the total consideration will be paid upon closing of the transaction, with the remainder being paid when certain conditions have been met. These are partially related to the licence award, but mainly to the future unitisation of Carcará. Closing is subject to customary conditions, including partner and government approval.

.

10 Condensed consolidated financial information related to guaranteed debt securities

Statoil Petroleum AS, a 100% owned subsidiary of Statoil ASA, is the co-obligor of certain existing debt securities of Statoil ASA that are registered under the US Securities Act of 1933 ("US registered debt securities"). As co-obligor, Statoil Petroleum AS fully, unconditionally and irrevocably assumes and agrees to perform, jointly and severally with Statoil ASA, the payment and covenant obligations for these US registered debt securities. In addition, Statoil ASA is also the co-obligor of a US registered debt security of Statoil Petroleum AS. As co-obligor, Statoil ASA fully, unconditionally and irrevocably assumes and agrees to perform, jointly and severally with Statoil Petroleum AS, the payment and covenant obligations of that security. In the future, Statoil ASA may from time to time issue future US registered debt securities for which Statoil Petroleum AS will be the co-obligor or guarantor.

The following financial information on a condensed consolidated basis provides financial information about Statoil ASA, as issuer and co-obligor, Statoil Petroleum AS, as co-obligor and guarantor, and all other subsidiaries as required by SEC Rule 3-10 of Regulation S-X. The condensed consolidated information is prepared in accordance with Statoil's IFRS accounting policies as described in note 2 Significant accounting policies in the Annual report on Form 20-F, except that investments in subsidiaries and jointly controlled entities are accounted for using the equity method as required by Rule 3-10.

The following is condensed consolidated financial information as of 30 June 2017 and 2016, and for the year ended 31 December 2016.

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
First half 2017 (unaudited, in USD million)

Revenues and other income	19,004	10,499	11,238	(10,401)	30,340
Net income from equity accounted companies	2,774	(376)	17	(2,292)	123

Total revenues and other income	21,779	10,123	11,256	(12,695)	30,463

Total operating expenses	(18,851)	(4,383)	(10,186)	10,451	(22,969)

Net operating income	2,927	5,740	1,070	(2,243)	7,494

Net financial items	20	(245)	464	(401)	(162)

Income before tax	2,948	5,495	1,534	(2,645)	7,332

Income tax	(49)	(4,480)	(296)	(7)	(4,832)

Net income	2,899	1,014	1,238	(2,651)	2,500

Other comprehensive income	675	343	642	(583)	1,077

Total comprehensive income	3,573	1,357	1,881	(3,234)	3,577

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
First half 2016 (unaudited, in USD million)

Revenues and other income	14,157	7,546	7,015	(7,681)	21,036
Net income from equity accounted companies	(15)	(984)	18	956	(26)

Total revenues and other income	14,141	6,561	7,034	(6,726)	21,010

Total operating expenses	(14,237)	(5,057)	(8,008)	7,531	(19,770)

Net operating income	(95)	1,505	(974)	805	1,240

Net financial items	1,682	(345)	52	(732)	656

Income before tax	1,586	1,160	(923)	73	1,896

Income tax	(553)	(1,299)	272	(8)	(1,587)

Net income	1,034	(139)	(650)	65	309

Other comprehensive income	6	202	195	336	740

Total comprehensive income	1,040	64	(455)	401	1,049

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
Full year 2016 (unaudited, in USD million)

Revenues and other income	31,580	15,405	15,472	(16,464)	45,993
Net income from equity accounted companies	(2,726)	(3,987)	26	6,567	(119)

Total revenues and other income	28,854	11,418	15,498	(9,898)	45,873

Total operating expenses	(31,784)	(10,989)	(19,364)	16,344	(45,793)

Net operating income	(2,930)	429	(3,865)	6,446	80

Net financial items	728	(560)	(115)	(311)	(258)

Income before tax	(2,202)	(131)	(3,980)	6,135	(178)

Income tax	(407)	(2,392)	97	(23)	(2,724)

Net income	(2,608)	(2,523)	(3,884)	6,113	(2,902)

Other comprehensive income	(671)	153	(280)	441	(357)

Total comprehensive income	(3,279)	(2,370)	(4,163)	6,553	(3,259)

CONDENSED CONSOLIDATED BALANCE SHEET
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
At 30 June 2017 (unaudited, in USD million)

ASSETS
Property, plant, equipment and intangible assets	536	32,062	38,316	(27)	70,887
Equity accounted companies	39,645	17,855	989	(56,259)	2,230
Other non-current assets	3,133	944	4,653	(77)	8,653
Non-current financial receivables from subsidiaries	24,372	0	20	(24,392)	0

Total non-current assets	67,687	50,861	43,979	(80,758)	81,769

Current receivables from subsidiaries	2,956	4,084	9,858	(16,898)	(0)
Other current assets	17,982	1,840	4,398	(576)	23,644
Cash and cash equivalents	4,072	304	706	1	5,083

Total current assets	25,009	6,228	14,963	(17,473)	28,727

Total assets	92,696	57,089	58,942	(98,231)	110,496

EQUITY AND LIABILITIES
Total equity	37,882	19,323	37,174	(56,468)	37,911

Non-current liabilities to subsidiaries	18	13,192	11,228	(24,438)	0
Other non-current liabilities	31,499	15,743	6,059	(77)	53,224

Total non-current liabilities	31,517	28,935	17,287	(24,515)	53,224

Other current liabilities	9,366	6,430	3,941	(376)	19,361
Current liabilities to subsidiaries	13,931	2,401	540	(16,872)	0

Total current liabilities	23,297	8,831	4,481	(17,248)	19,361

Total liabilities	54,814	37,767	21,768	(41,764)	72,585

Total equity and liabilities	92,696	57,089	58,942	(98,231)	110,496

CONDENSED CONSOLIDATED BALANCE SHEET
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
At 30 June 2016 (unaudited, in USD million)

ASSETS
Property, plant, equipment and intangible assets	603	31,876	40,611	(35)	73,055
Equity accounted companies	51,747	19,805	528	(69,984)	2,096
Other non-current assets	4,541	1,093	4,243	(0)	9,878
Non-current financial receivables from subsidiaries	24,224	(0)	26	(24,250)	0

Total non-current assets	81,116	52,774	45,408	(94,269)	85,029

Current receivables from subsidiaries	5,090	2,836	22,540	(30,465)	0
Other current assets	14,031	936	4,402	(530)	18,840
Cash and cash equivalents	5,596	81	1,084	0	6,761

Total current assets	24,717	3,853	28,026	(30,995)	25,601

Assets classified as held for sale	0	0	407	0	407

Total assets	105,833	56,627	73,841	(125,264)	111,037

EQUITY AND LIABILITIES
Total equity	40,200	20,337	49,883	(70,181)	40,239

Non-current liabilities to subsidiaries	17	15,020	9,213	(24,250)	0
Other non-current liabilities	34,495	15,452	5,671	(169)	55,449

Total non-current liabilities	34,512	30,472	14,885	(24,419)	55,449

Other current liabilities	7,024	4,340	4,179	(199)	15,344
Current liabilities to subsidiaries	24,097	1,477	4,890	(30,465)	0

Total current liabilities	31,121	5,817	9,069	(30,664)	15,344

Liabilities directly associated with the assets classified as held for sale	0	0	4	0	4

Total liabilities	65,633	36,290	23,958	(55,083)	70,798

Total equity and liabilities	105,833	56,627	73,841	(125,263)	111,037

CONDENSED CONSOLIDATED BALANCE SHEET
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
At 31 December 2016 (unaudited, in USD million)

ASSETS
Property, plant, equipment and intangible assets	576	29,944	38,310	(31)	68,799
Equity accounted companies	40,294	18,089	1,013	(57,151)	2,245
Other non-current assets	3,212	945	3,933	0	8,090
Non-current financial receivables from subsidiaries	23,644	0	26	(23,670)	0

Total non-current assets	67,725	48,979	43,281	(80,852)	79,133

Current receivables from subsidiaries	4,305	2,141	12,879	(19,325)	0
Other current assets	14,716	924	4,769	(639)	19,769
Cash and cash equivalents	4,274	46	770	0	5,090

Total current assets	23,295	3,111	18,418	(19,964)	24,859

Assets classified as held for sale	0	0	537	0	537

Total assets	91,021	52,089	62,236	(100,816)	104,530

EQUITY AND LIABILITIES
Total equity	35,072	17,974	39,510	(57,457)	35,099

Non-current liabilities to subsidiaries	17	12,848	10,806	(23,670)	0
Other non-current liabilities	33,065	13,812	5,953	(198)	52,633

Total non-current liabilities	33,082	26,660	16,759	(23,868)	52,633

Other current liabilities	7,757	4,419	4,735	(166)	16,744
Current liabilities to subsidiaries	15,109	3,037	1,179	(19,325)	0

Total current liabilities	22,866	7,456	5,913	(19,492)	16,744

Liabilities directly associated with the assets classified as held for sale	0	0	54	0	54

Total liabilities	55,948	34,116	22,727	(43,359)	69,431

Total equity and liabilities	91,021	52,089	62,236	(100,816)	104,530

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
First half 2017 (unaudited, in USD million)

Cash flows provided by (used in) operating activities	908	5,955	3,348	(280)	9,931
Cash flows provided by (used in) investing activities	(260)	(3,631)	(1,654)	(3,633)	(9,177)
Cash flows provided by (used in) financing activities	(1,070)	(2,077)	(1,765)	3,913	(999)

Net increase (decrease) in cash and cash equivalents	(422)	248	(71)	0	(245)

Effect of exchange rate changes on cash and cash equivalents	220	14	5	0	239
Cash and cash equivalents at the beginning of the period (net of overdraft)	4,274	46	770	0	5,090

Cash and cash equivalents at the end of the period (net of overdraft)	4,072	307	704	0	5,083

	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
First half 2016 (unaudited, in USD million)

Cash flows provided by (used in) operating activities	(628)	3,596	381	0	3,349
Cash flows provided by (used in) investing activities	(10,410)	(2,641)	(2,863)	10,538	(5,376)
Cash flows provided by (used in) financing activities	8,983	(942)	2,491	(10,538)	(6)

Net increase (decrease) in cash and cash equivalents	(2,055)	13	9	0	(2,033)

Effect of exchange rate changes on cash and cash equivalents	181	(19)	3	0	165
Cash and cash equivalents at the beginning of the period (net of overdraft)	7,471	87	1,055	0	8,613

Cash and cash equivalents at the end of the period (net of overdraft)	5,597	81	1,067	0	6,746

	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
Full year 2016 (unaudited, in USD million)

Cash flows provided by (used in) operating activities	3,330	7,262	1,561	(3,119)	9,034
Cash flows provided by (used in) investing activities	(3,138)	(6,785)	(5,393)	4,869	(10,447)
Cash flows provided by (used in) financing activities	(3,308)	(516)	3,616	(1,750)	(1,958)

Net increase (decrease) in cash and cash equivalents	(3,116)	(39)	(216)	0	(3,371)

Effect of exchange rate changes on cash and cash equivalents	(81)	(2)	(69)	0	(152)
Cash and cash equivalents at the beginning of the period (net of overdraft)	7,471	87	1,056	0	8,614

Cash and cash equivalents at the end of the period (net of overdraft)	4,274	46	770	0	5,090

Supplementary disclosures

OPERATIONAL DATA

Quarters			Change		First half
Q2 2017	Q1 2017	Q2 2016	Q2 on Q2	Operational data	2017	2016	Change

				Prices
49.6	53.7	45.6	9%	Average Brent oil price (USD/bbl)	51.7	39.8	30%
45.1	50.2	41.2	9%	DPN average liquids price (USD/bbl)	47.8	35.6	34%
43.7	46.9	37.1	18%	DPI average liquids price (USD/bbl)	45.3	31.5	44%
44.5	48.9	39.4	13%	Group average liquids price (USD/bbl)	46.7	33.9	38%
378.9	412.6	325.4	16%	Group average liquids price (NOK/bbl) [1]	396.1	286.5	38%
3.94	4.22	2.90	36%	Transfer price natural gas (USD/mmbtu) [9]	4.09	3.51	17%
5.09	5.46	4.95	3%	Average invoiced gas prices - Europe (USD/mmbtu) [8]	5.30	5.23	1%
2.76	3.31	1.67	65%	Average invoiced gas prices - North America (USD/mmbtu) [8]	3.07	1.98	55%
6.6	5.4	5.2	26%	Refining reference margin (USD/bbl) [2]	6.0	4.8	26%

				Entitlement production (mboe per day)
586	616	581	1%	DPN entitlement liquids production	601	592	2%
412	439	444	(7%)	DPI entitlement liquids production	425	439	(3%)
998	1,054	1,025	(3%)	Group entitlement liquids production	1,026	1,031	(0%)
667	777	630	6%	DPN entitlement gas production	722	674	7%
171	176	159	7%	DPI entitlement gas production	174	157	11%
838	953	789	6%	Group entitlement gas production	895	831	8%
1,836	2,007	1,814	1%	Total entitlement liquids and gas production [3]	1,921	1,862	3%

				Equity production (mboe per day)
586	616	581	1%	DPN equity liquids production	601	592	2%
548	556	558	(2%)	DPI equity liquids production	552	555	(0%)
1,135	1,172	1,139	(0%)	Group equity liquids production	1,153	1,146	1%
667	777	630	6%	DPN equity gas production	722	674	7%
195	197	190	3%	DPI equity gas production	196	186	5%
862	974	820	5%	Group equity gas production	918	860	7%
1,996	2,146	1,959	2%	Total equity liquids and gas production [4]	2,071	2,007	3%

				MMP sales volumes
205.0	200.0	194.0	6%	Crude oil sales volumes (mmbl)	405.0	399.0	2%
12.3	13.1	10.8	13%	Natural gas sales Statoil entitlement (bcm)	25.4	23.0	10%
1.0	2.4	1.7	(42%)	Natural gas sales third-party volumes (bcm)	3.4	4.4	(23%)

EXCHANGE RATES

Quarters			Change		First half
Q2 2017	Q1 2017	Q2 2016	Q2 on Q2	Exchange rates	2017	2016	Change

0.1174	0.1184	0.1211	(3%)	NOK/USD average daily exchange rate	0.1180	0.1183	(0%)
0.1192	0.1166	0.1194	(0%)	NOK/USD period-end exchange rate	0.1192	0.1194	(0%)
8.5145	8.4426	8.2571	3%	USD/NOK average daily exchange rate	8.4765	8.4510	0%
8.3870	8.5757	8.3776	0%	USD/NOK period-end exchange rate	8.3870	8.3776	0%
1.1017	1.0647	1.1288	(2%)	EUR/USD average daily exchange rate	1.0823	1.1150	(3%)
1.1412	1.0691	1.1102	3%	EUR/USD period-end exchange rate	1.1412	1.1102	3%

Quarters			Change	Exploration expenses	First half
Q2 2017	Q1 2017	Q2 2016	Q2 on Q2	(in USD million)	2017	2016	Change

85	121	129	(34%)	DPN exploration expenditures (activity)	207	233	(12%)
144	148	290	(50%)	DPI exploration expenditures (activity)	293	530	(45%)

230	269	419	(45%)	Group exploration expenditures (activity)	499	763	(35%)
7	13	139	(95%)	Expensed, previously capitalised exploration expenditures	19	210	(91%)
(11)	(81)	(100)	(89%)	Capitalised share of current period's exploration activity	(92)	(235)	(61%)
87	26	52	69%	Impairment (reversal of impairment)	113	122	(8%)

312	227	509	(39%)	Exploration expenses IFRS	539	860	(37%)

HEALTH, SAFETY AND THE ENVIRONMENT

Twelve months average per			First half	First half
Q2 2017	Q2 2016		2017	2016

		Injury/incident frequency
2.7	2.7	Total recordable injury frequency (TRIF)	2.8	2.8
0.8	0.7	Serious incident frequency (SIF)	0.7	0.7
		Oil spills
145	133	Accidental oil spills (number of)	70	71
73	33	Accidental oil spills (cubic metres)	18	6

			First half	Full year
			2017	2016

		Climate
		Upstream CO2 intensity (kg CO2/boe) 1)	9	10

1)       For Statoil operated assets in DPN and DPI, the total amount of direct CO2 released to the atmosphere (kg), divided by total hydrocarbon production (boe).

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", “believe”, "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding plans and expectations with respect to market outlook and future economic projections and assumptions; Statoil’s focus on capital discipline; expected annual organic production through 2017; projections and future impact of efficiency programmes including expected efficiency improvements, including expectations regarding costs savings from the improvement programme; capital expenditure and exploration guidance for 2017; production guidance; Statoil’s value over volume strategy; Statoil’s intention to mature its portfolio; exploration and development activities, plans and expectations, including estimates regarding exploration activity levels; projected unit of production cost; equity production and expectations for equity production growth; planned maintenance and the effects thereof; impact of PSA effects; risks related to Statoil’s production guidance; accounting decisions and policy judgments, ability to put exploration wells into profitable production, and the impact thereof; expected dividend payments, the scrip dividend programme and the timing thereof; estimated provisions and liabilities; the projected impact or timing of administrative or governmental rules, standards, decisions or laws, including with respect to and future impact of legal proceedings are forward-looking statements. You should not place undue reliance on these forward- looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU developments; general economic conditions; political and social stability and economic growth in relevant areas of the world; global political events and actions, including war, political hostilities and terrorism; economic sanctions, security breaches; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields or wells on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission (and section 2.10 Risk review – Risk factors thereof). Statoil’s 2016 Annual Report and Form 20-F is available at Statoil's website www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, to make them either conform to actual results or changes in our expectations.

END NOTES

1.    The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2.    The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3.    Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.

4.    Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Statoil's ownership share in a field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.    Not applicable this quarter.

6.    Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and it also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil sell the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered priced on an arms-length basis.

7.    The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

8.    The Group's average invoiced gas prices include volumes sold by the MMP segment.

9.    The internal transfer price paid from MMP to DPN.

10. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the Group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

STATOIL ASA

(Registrant)

Dated: July 27, 2017

By: ___/s/ Hans Jakob Hegge

Name: Hans Jakob Hegge

Title:    Chief Financial Officer

EXHIBITS

The following exhibit is filed as part of this quarterly report:

EXHIBIT 12.1 Calculation of ratio of earnings to fixed charges